January 6, 2005


Via Facsimile (212) 682-6104 and U.S. Mail

Donald L. Gellert
Otterbourg, Steindler, Houston & Rosen, PC
230 Park Avenue
New York, New York 10169-0075

Re:	LaSalle Re Holdings Limited
	Schedule TO-T filed December 23, 2004
	SEC File No. 5-46709

Dear Mr. Gellert:

We have reviewed the tender offer statement referenced above and have the following comments. All defined terms have the same meaning as in your offer materials.

Schedule TO-T

1. The disclosure in the Offer to Purchase indicates that LaSalle Cover Company, LCC is a newly-formed entity created solely to engage in this tender offer. Rule 14d-1(g)(2) defines the term "bidder" as any person who makes a tender offer or "on whose behalf a tender offer is made." Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. Where an entity has no independent operations and has been created with the sole purchase of affecting a tender offer, we look beyond the named bidder to those "on whose behalf" the offer is being made. See "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the "Current Issues and Rulemaking Projects" outline (November 200) available on our Web site at www.sec.gov. For the reasons discussed in that outline, we believe you must add additional persons or entities as bidders in this offer. Some individuals and entities who we believe should be included as bidders are: Costa Brava Partnership III, LP, White Bay Capital Management LLC, Seth W.
Hamot, Roark, Reardon & Hamot and Andrew R. Siegel. Control persons of these entities may also be required bidders, depending on the analyses outlined above. Since each bidder must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D, adding new bidders may require you to extend the
Offer and

disseminate new offering materials, depending on the materiality of the new disclosure you provide. Please note that, to the extent applicable, you should also comply with the comments below as to any new bidders.

2. See comment 1 above. Be aware that adding additional bidders on the Schedule TO may also trigger new disclosure requirements under General Instruction C to that Schedule. Please supplementally confirm that as to any new bidders added in response to comment 1 above, you have provided all of the necessary disclosure under General Instruction C.

3. We believe that financial statements for LaSalle Cover Company, LLC are required pursuant to Item 10 of Schedule TO. Instruction 3 to that Item states that financial statements are not considered material when (a) the offer consideration consists solely of cash;
(b) the offer is not subject to a financing condition; and either
(c)
the offeror is a public reporting company that files periodic reports via EDGAR or (d) the offer is for all outstanding securities of the subject class. Here, LaSalle Cover Company is not public, nor is the offer for all of the outstanding preferred shares. Therefore, please revise to include financial statements for all bidders in the tender offer, including those you may add in response to these comments.

4. Please advise how you have disseminated these offer materials. We note disclosure in the filing that raises concerns about the adequacy of the method of dissemination. Your response to this comment should address how you have disseminated the offer materials, and what steps you have taken to ensure the adequacy of the means of dissemination pursuant to Rule 14d-4 and 14d-5. In this regard, have you published a summary advertisement? See Rule 14d-4(a)(2)(i). Note that we have expressed the view that simply distributing the offer materials through DTC is inappropriate even in an unregistered offering. See "Commission Guidance on Mini Tender Offers and Limited Partnership Tender Offers," Exchange Act Release No. 43069 (July 24, 2000). Where the offer is subject to Regulation 14D, the acceptable methods of dissemination are set forth in Rule 14d-4.

Offer to Purchase - General

5. We have certain concerns with the fundamental structure of your offer. The following represent some major potential problems with your offer structure that should be addressed promptly:

* You state that you may elect to provide a subsequent offering period. However, Rule 14d-11(b) does not permit a subsequent offering period in a partial offer. Please revise the Offer to Purchase to remove all references to a subsequent offering period.

* The offer is essentially being made to shareholders who hold in "street name" only because you reserve the right to reject tenders made by anyone else. However, Rule 14d-10(a)(1) requires the offer to be made to all holders of the subject class of securities, regardless of how those securities are held. Please revise. In this regard, please discuss supplementally, with a view toward additional disclosure the process by which you must obtain approval for the transfer of Shares under Bermuda law.

* If the offer is oversubscribed, tenders will be "divided" into two groups: (i) Shares held of record by CEDE & Co., nominee for DTC, "or another nominee acceptable to LCC" and (ii) other "Non-Street Name Shares." If these two groups will be treated differently with respect to pro-ration, such treatment would appear to violate Rule 14d-8. Please advise or revise. In addition, you should identify the other nominees who are acceptable to LCC.

Summary Term Sheet Page 1

6. We note that you will pay soliciting brokers and dealers a
$0.15
per share fee for securities tendered into the offer. Note that we object under Rule 14d-10(a)(2) to fees paid under such circumstances for Shares held in the broker or dealers own account. Please confirm that you will not pay fees under those circumstances, and explain supplementally how you will ensure that Shares tendered are not so held.

7. LaSalle Re Holdings Limited is in currently in liquidation, and the Shares include a $25 liquidation preference and accumulated and unpaid dividends of $4.92 per share. It would seem therefore that these attributes of the Shares are at least as important a measure of value as the very limited trading market for the Shares. The implications of tendering, and foregoing these potential payments upon liquidation, should be fully and prominently disclosed throughout the offer materials.

8. See our last comment. In several places in the Offer to Purchase and your December 23, 2004 press release, you quote language from the
Company`s Form 10- for the quarter ended June 30, 2003 that it is unlikely that any holders of the Shares will receive any return on their investment in the near term, if at all. It is unclear however, if this statement was made in contemplation of a liquidation of the
Company. Please discuss supplementally, with a view toward additional disclosure.

Who is offering to buy my securities? Page 2

9. Include here a brief summary of the background information about
LCC that you include later in the Offer to Purchase. Of course, you should also describe any new bidders that you add in response to comment 1 above.

What is the purpose of the Offer? Page 2

10. This section does not appear to satisfy the requirements of Item
1006(a) of Regulation M-A. For example, you don`t discuss your attempted purchase of a subsidiary of the Company, and how this Offer will affect your efforts in that regard. In addition, you fail to reference the liquidation, and how it will impact you as a purchaser in this Offer. That is, are you hoping to receive a payment upon liquidation of the Company? Please expand to more fully discuss why you are making this Offer.

Section 2. Acceptance for Payment and Payment - Page 11

11. Refer to the last paragraph in this Section. See comment 1 above.
Note that if you assign the right to purchase Shares in this Offer, the entity or person to whom such right is assigned must be included as a bidder in this Offer. Please confirm your understanding supplementally.

Section 10. Effect of the Offer on the Market for Shares - Page 24

12. Your discussion of deregistration should note that consummation of the Offer may reduce the number of holders of the Shares, and may therefore make it more likely that they may be deregistered.

13. If applicable, discuss the effect of the consummation of the Offer on the bankruptcy or liquidation proceedings.

Section 12. Certain Conditions of the Offer - Page 25

14. Offer conditions are acceptable so long as they are objectively verifiable and outside of the control of the bidder. Delete the reference to "regardless of the circumstances giving rise to such conditions" as it implies that you may assert the failure of a condition despite your intentional actions or inactions that cause the condition to be "triggered."

Section 13. Certain Legal Matters; Required Regulatory Approvals, page 26

15. In this appropriately titled Section, please summarize the Bermudan laws and regulations applicable to the Offer, including to the transfer of Shares purchased. To the extent applicable, describe the approvals you need, how you get them, the applicable time frame and what you have done so far (if anything) to obtain any required approvals. You should also discuss the consequences of failure to obtain such approvals.


Section 14. Dividends and Distributions - Page 27

16. You state that you reserve the right to reduce the Offer consideration "in LCC`s sole discretion" by the amount of any non-cash dividends or other distributions received by tendering shareholders. Please be advised that in our view, such a change in the Offer price would generally require that at least ten days remain in the Offer from the time that you disseminate information about the change to shareholders. Please confirm your understanding supplementally.

Closing Comments
Please revise your Offer materials to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from LCC acknowledging that:

* LCC is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* LCC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Note that because of the extensive nature of the comments above, and the substance of those comments, we believe you must disseminate revised offer materials in a manner consistent with Regulation 14D.
We may have additional comments after reviewing your amendment. Please do not hesitate to do so at (202) 942-1773.

Sincerely,


Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
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Donald L. Gellert, Esq.
January 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE